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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

HyperSpace Communications, Inc.

(Name of Issuer)

Common Stock, No Par Value

(Title of Class of Securities)

44915D 10 3

(CUSIP Number)

GTG PC Investments, LLC

c/o Gores Technology Group, LLC

6260 Lookout Road

Boulder, CO 80301

Attn: Catherine Babon Scanlon

(303) 531-3100

(name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 25, 2005

(Date of Event which Requires Filing of this Statement)

If the Reporting Person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (11-03)

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). GTG PC Investments, LLC 52-2321084
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0 8. Shared Voting Power 4,537,786 9. Sole Dispositive Power 0 10. Shared Dispositive Power 4,537,786

11.	Aggregate amount Beneficially Owned by Each Reporting Person 4,537,786
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 44.7%
14.	Type of Reporting Person (See Instructions) OO

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Alec E. Gores
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization U.S. citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0 8. Shared Voting Power 4,537,786 9. Sole Dispositive Power 0 10. Shared Dispositive Power 4,537,786

11.	Aggregate amount Beneficially Owned by Each Reporting Person 4,537,786
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 44.7%
14.	Type of Reporting Person (See Instructions) IN

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

Item 1. Security and Issuer

This statement on Schedule 13D relates to the common stock, no par value (the “Common Stock”), of HyperSpace Communications, Inc., a Colorado corporation (the “Company”), which has its principal executive offices at 8480 East Orchard Road, Suite 6600, Greenwood Village, Colorado 80111.

Item 2. Identity and Background

This statement on Schedule 13D is being filed pursuant to a Joint Reporting Agreement dated August 4, 2005, a copy of which is attached as Exhibit 1 hereto, between and on behalf of GTG PC Investments, LLC, a Delaware limited liability company (“GTG PC Investments”), and Alec E. Gores, an individual (“Mr. Gores,” and together with GTG PC Investments, the “Reporting Persons.”)

GTG PC Investments has its principal business office at 6260 Lookout Road, Boulder, Colorado 80301. The principal business office of Mr. Gores is 10877 Wilshire Blvd., 18th Floor, Los Angeles, CA 90024.

GTG PC Investments is a limited liability company which is controlled by its managing member, Mr. Gores. Mr. Gores is the Chairman of Gores Technology Group, LLC, a private investment firm focused on investments in the technology and telecommunications sectors. Mr. Gores is a citizen of the United States.

The principal business activity of GTG PC Investments is holding the shares of Common Stock of the Company and warrants to acquire Common Stock of the Company acquired by it following the consummation of the Merger (as defined in Item 3 below).

During the last five years, none of the Reporting Persons have (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

GTG-Micron Holding Company, LLC, a Delaware limited liability company (“GTG Micron”), GTG PC Holdings, LLC, a Delaware limited liability company (“GTG PC Holdings”), the Company and Spud Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of the Company (the “Merger Sub”) entered into an Agreement and Plan of Merger dated as of March 20, 2005 (as amended, the “Merger Agreement”), pursuant to which, subject to the terms and conditions contained therein, the Merger Sub merged with and into GTG PC Holdings (the “Merger”), with GTG PC Holdings continuing as the surviving entity. As a result of the Merger, all limited liability company membership interests of GTG PC Holdings held by GTG Micron were exchanged for (a) 3,606,209 shares of Common Stock of the Company, (b) warrants to acquire 4,193,267 shares of Common Stock of the Company at an exercise price of $3.00 per share and (c) and warrants to acquire 1,257,980 shares of Common Stock of the Company at an exercise price of $5.50 per share. GTG Micron then distributed 1,806,711 shares of Common Stock, warrants to acquire 2,100,827 shares of Common Stock at $3.00 per share and warrants to acquire 630,248 shares of Common Stock at $5.50 per share to GTG PC Investments, which ceased being a member of GTG Micron following the distribution of such securities. The Merger was effective upon the filing of a certificate of merger with the Secretary of State of the State on Delaware on July 25, 2005.

Item 4. Purpose of Transaction

GTG PC Investments acquired the shares of Common Stock of the Company and warrants to acquire shares of Common Stock of the Company for investment purposes only. GTG PC Investments may distribute, or otherwise provide the economic value of, the shares of Company Common Stock and warrants to acquire Company Common Stock to its members, including Mr. Gores. The Reporting Persons may in the future purchase additional shares of the Company’s Common Stock if market conditions and price are favorable. Any additional purchases of shares of Common Stock of the Company will be solely for investment purposes.

Other than as described herein, no Reporting Person has any plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - (j) of Schedule 13D, although each Reporting Person reserves the right to develop such plans or proposals.

Item 5. Interest in the Securities of Issuer

(a)-(b) Each Reporting Person may be deemed to be the beneficial owner (within the meaning of Rule 13d-3(a) of the Securities Exchange Act of 1934, as amended) of 4,537,786 shares of Common Stock of the Company, which includes (a) 1,806,711 shares of Common Stock of the Company, (b) warrants to acquire 2,100,827 shares of Common Stock of the Company at an exercise price of $3.00 per share and (c) and warrants to acquire 630,248 shares of Common Stock of the Company at an exercise price of $5.50 per share, which constitutes beneficial ownership of 44.7% of the outstanding Common Stock of the Company (including the ability to acquire Common Stock by such Reporting Persons within 60 days pursuant to the exercise of warrants held by GTG Micron). The percentages of outstanding Company Common Stock reported in this Item 5(a) are based on the assumption that there are 7,420,326 shares of Company Common Stock outstanding immediately after consummation of the transactions contemplated by the Merger Agreement, as represented by the Company in the Merger Agreement. The Company has also represented to the Reporting Persons that on a fully-diluted basis, assuming the simultaneous conversion or exercise of all warrants, options and other securities of the Company which are convertible or exercisable for shares of Company Common Stock, there would be a total of 19,957,326 shares of Company Common Stock outstanding, in which case the Reporting Persons would have diluted ownership of approximately 22.7% of the Company’s Common Stock.

GTG PC Investments may be deemed to have (i) sole voting and dispositive power with respect to no shares of Common Stock and (ii) shared voting and dispositive power with all other Reporting Persons with respect to 4,537,786 shares of Common Stock.

By virtue of being the managing member GTG PC Investments, Mr. Gores may be deemed to have (i) sole voting and dispositive power with respect to no shares of Common Stock and (ii) shared voting and dispositive power with all other Reporting Persons with respect to 4,537,786 shares of Common Stock.

The responses of the Reporting Persons to Items (7) through (11) of the portions of the cover pages of this Schedule 13D which relate to the shares of Common Stock of the Company beneficially owned are herein incorporated by reference.

(c) Other than consummating the transactions contemplated by the Merger Agreement, no Reporting Person has effected any transaction in the Common Stock or the Company during the past 60 days.

(d) The Revocable Living Trust of Alec E. Gores, the trustee of whom is Alec E. Gores, has the right to receive approximately 68.7% of the proceeds of the sale of any shares of Common Stock of the Company and warrants to acquire shares of Common Stock of the Company owned by GTG PC Investments.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As discussed in Items 3 and 5 above, GTG Micron and GTG PC Holdings were parties to the Merger Agreement. Certain executive officers and directors of the Company or entities controlled by them, who collectively owned approximately 26.4% of the outstanding shares of Common Stock of the Company prior to the consummation of the Merger, entered into an Irrevocable Proxy and Voting Agreement (the “Voting Agreement”) granting their irrevocable proxy to Mr. Gores to vote their shares in favor of the Merger. The Voting Agreement terminated in accordance with its terms upon the consummation of the Merger and is of no further force or effect.

Except for the agreements described in this Schedule 13D, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any Reporting Person and any other person with respect to any securities of the Company, including, but not limited to, the transfer or voting of any of its securities, finder’s fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

Exhibit 1	Joint Reporting Agreement, dated as of August 4, 2004, between GTG PC Investments, LLC and Alec E. Gores

Exhibit 2*	Agreement and Plan of Merger dated as of March 20, 2005 among HyperSpace Communications, Inc., Spud Acquisition Corp., GTG-Micron Holding Company, LLC and GTG PC Holdings, LLC.

Exhibit 3**	May 2005 Amendment to the March 20, 2005 Agreement and Plan of Merger by and among HyperSpace Communications, Inc., Spud Acquisition Corp., GTG-Micron Holding Company, LLC and GTG PC Holdings, LLC, dated as of May 13, 2005.

Exhibit 4***	Amendment No. 2 to the March 20, 2005 Agreement and Plan of Merger by and among HyperSpace Communications, Inc., Spud Acquisition Corp., GTG-Micron Holding Company, LLC and GTG PC Holdings, LLC, dated as of July 7, 2005.

*	Filed as an exhibit to the Current Report of HyperSpace Communications, Inc. on Form 8-K/A filed with the Securities and Exchange Commission on March 25, 2005 and incorporated by reference herein.
**	Filed as an exhibit to the Current Report of HyperSpace Communications, Inc. on Form 8-K filed with the Securities and Exchange Commission on May 16, 2005 and incorporated by reference herein.
***	Filed as an exhibit to the Current Report of HyperSpace Communications, Inc. on Form 8-K filed with the Securities and Exchange Commission on July 12, 2005 and incorporated by reference herein.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 4, 2005	GTG PC HOLDINGS, LLC,
a Delaware limited liability company

	By:	/s/ Alec E. Gores
Alec E. Gores
Managing Member

/s/ Alec E. Gores
Alec E. Gores

EXHIBIT INDEX

Exhibit 1	Joint Reporting Agreement, dated August 4, 2004, between GTG PC Investments, LLC and Alec E. Gores

Exhibit 2*	Agreement and Plan of Merger dated as of March 20, 2005 among HyperSpace Communications, Inc., Spud Acquisition Corp., GTG-Micron Holding Company, LLC and GTG PC Holdings, LLC.

Exhibit 3**	May 2005 Amendment to the March 20, 2005 Agreement and Plan of Merger by and among HyperSpace Communications, Inc., Spud Acquisition Corp., GTG-Micron Holding Company, LLC and GTG PC Holdings, LLC, dated as of May 13, 2005.

Exhibit 4***	Amendment No. 2 to the March 20, 2005 Agreement and Plan of Merger by and among HyperSpace Communications, Inc., Spud Acquisition Corp., GTG-Micron Holding Company, LLC and GTG PC Holdings, LLC, dated as of July 7, 2005.

*	Filed as an exhibit to the Current Report of HyperSpace Communications, Inc. on Form 8-K/A filed with the Securities and Exchange Commission on March 25, 2005 and incorporated by reference herein.
**	Filed as an exhibit to the Current Report of HyperSpace Communications, Inc. on Form 8-K filed with the Securities and Exchange Commission on May 16, 2005 and incorporated by reference herein.
***	Filed as an exhibit to the Current Report of HyperSpace Communications, Inc. on Form 8-K filed with the Securities and Exchange Commission on July 12, 2005 and incorporated by reference herein.